EXHIBIT 99.1

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of InflaRx N.V. (the "Company") to be held on September 21, 2018 at 10.00 a.m. (CEST) at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.	Opening

2.	Appointment of Mr. Jens H. Holstein as non-executive director (voting item)

3.	Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is August 24, 2018 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the date prior to the EGM (the "Cut-off Date"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Date and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.inflarx.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

InflaRx N.V.

c/o Mrs. Antje Trotzer

Winzerlaer Strasse 2

07745 Jena

Germany

(Antje.Trotzer@InflaRx.de)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Date may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Appointment of Mr. Jens H. Holstein as non-executive director (voting item)

The Company's board of directors (the "Board") has made a binding nomination to appoint Mr. Jens H. Holstein as a non-executive director of the Company. Mr. Holstein is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2021.

Contingent upon his appointment as a non-executive director, Mr. Holstein will replace Mr. Kübler on the Company's audit committee in order to comply with certain U.S. corporate governance requirements applicable to the Company. The Board has determined that Mr. Holstein qualifies as an audit committee financial expert as such term is defined in the rules of the U.S. Securities and Exchange Commission and is judged suitable by the Board for serving as member on the Company's audit committee.

For the last 7 years, Mr. Holstein has been CFO of MorphoSys, a drug development company with a rich pipeline of more than 100 drug candidates in various stages of development. MorphoSys is based in Germany and listed in Frankfurt, Germany, and on the Nasdaq Stock Exchange. Mr. Holstein joined MorphoSys from Fresenius Kabi AG, where he most recently served as Regional CFO for the region EME (Europe/Middle East) and as Managing Director of Fresenius Kabi Deutschland GmbH. Over the last almost 16 years at Fresenius he had held a variety of financial and general management positions. From 2006 to 2010, he was Regional Chief Financial Officer of Fresenius Kabi Asia Pacific Ltd., based in Hong Kong. Prior to this appointment, Mr. Holstein was Managing Director of Fresenius ProServe GmbH and Finance Director and Labor Director of the company's subsidiary Wittgensteiner Kliniken AG. Earlier positions within Fresenius included General Manager of hospitalia care GmbH, Commercial Manager of the Projects & Service business unit of Fresenius AG and Commercial Manager of hospitalia international GmbH. Prior to joining Fresenius, Mr. Holstein spent several years in the consulting industry, with positions in Frankfurt and London. Mr. Holstein holds a Diploma in Business Administration from University of Münster.